SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

May 27, 2020

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT 99.2 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Periodic Report of OPC Energy Ltd. for the Three Months Ended March 31, 2020

On May 27, 2020, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its periodic report (in Hebrew) for the three months ended March 31, 2020 (“OPC’s Periodic Report”). English convenience translations of the (i) Report of the Board of Directors regarding the Company’s Matters for the Three-Month Period ended March 31, 2020 and (ii) Condensed Consolidated Interim Financial Statements at March 31, 2020 as published in OPC’s Periodic Report are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements

This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to OPC’s business strategy and OPC’s plans with respect to the Tzomet and OPC-Hadera projects, including expected COD dates and expected construction completion date for Tzomet, the expected impact of the Covid-19, the expected impact of delays, including expected compensation and insurance reimbursement for delays and expected impact on total costs for the OPC-Hadera project, the working capital deficit, its plans and expectations regarding regulatory clearances and approvals for its projects, and the technologies intended to be used thereto, statements with respect to the potential construction, operation and maintenance of the new 99MW power plant, including with respect to electricity sales, statements with respect to the expected effects of the Covid-19, the Electricity Authority ("EA") tariffs and their expected effects on OPC, including announced changes effective for 2020, expected timing and impact of planned maintenance to be performed at OPC-Rotem in 2020, the expected interpretation and impact of regulations on OPC and its subsidiaries, and OPC's adoption of certain accounting standards and the expected effects of those standards on OPC’s results. These statements are based on OPC Energy Ltd. management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s and OPC 's control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that OPC may fail to obtain any required approvals for its projects or meet the required conditions and milestones for continuation of its projects, OPC may be unable to complete the development of the OPC-Hadera and Tzomet projects on a timely basis, within the expected budget, or at all, including as a result of, among others, IDE does not sign an agreement with the State of Israel and that OPC does not construct, operate or maintain the power plant or effect electricity sales as described or at all, the Covid-19 outbreak, OPC may become subject to new regulations or existing regulations may have different interpretations or impacts than expected, the accounting standards may have a material effect on OPC's results, there may be changes to the EA tariffs with different effects on OPC's results, and other risks and factors, including the impact of the Covid-19 outbreak, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

99.1
OPC Energy Ltd. – Periodic Report for the three months ended March 31, 2020— Report of the Board of Directors regarding the Company’s Matters for the Three-Month Period ended March 31, 2020, as published on May 27, 2020 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.2
OPC Energy Ltd. – Periodic Report for the three months ended March 31, 2020— Condensed Consolidated Interim Financial Statements at March 31, 2020, as published on May 27, 2020 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: May 27, 2020	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer